October 25, 2024

Douglas Tobler
Chief Financial Officer
Vista Gold Corp.
8310 S Valley Hwy, Suite 300
Englewood, CO 80112

       Re: Vista Gold Corp.
           Registration Statement on Form S-3
           Filed October 17, 2024
           File No. 333-282706
Dear Douglas Tobler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jason K. Brenkert, Esq.